SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-12448

FLOW INTERNATIONAL CORPORATION

VOLUNTARY PENSION AND SALARY DEFERRAL PLAN

(Full Title of the Plan)

FLOW INTERNATIONAL CORPORATION

(Issuer of the securities held pursuant to the Plan)

23500 - 64th Avenue South

Kent, Washington 98032

(Address of principal executive offices)

Flow International Corporation

Voluntary Pension and

Salary Deferral Plan

Financial Statements and

Supplemental Schedules

December 31, 2005 and 2004

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Report of Independent Registered Public Accounting Firm

To the Participants and Advisory Committee

Flow International Corporation Voluntary

    Pension and Salary Deferral Plan

Kent, Washington

We have audited the accompanying statement of net assets available for benefits of the Flow International Corporation Voluntary Pension and Salary Deferral Plan (“the Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Flow International Corporation Voluntary Pension and Salary Deferral Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule H, line 4a – Schedule of Delinquent Participant Contributions and Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan’s management. The supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PETERSON SULLIVAN PLLC

September 20, 2006

Seattle, Washington

Report of Independent Registered Public Accounting Firm

To the Participants and Advisory Committee

Flow International Corporation Voluntary

    Pension and Salary Deferral Plan

Kent, Washington

We have audited the accompanying statement of net assets available for benefits of Flow International Corporation Voluntary Pension and Salary Deferral Plan (the Plan) as of December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

Kirkland, Washington

October 24, 2005

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Statements of Net Assets Available for Benefits

December 31,	2005	2004
Assets
Investments, at fair value
Mutual funds	$23,266,440	$21,081,093
Collective trust fund	3,050,543	3,104,666
Flow International Corporation unitized common stock fund	1,837,985	823,723
Participant loans	448,551	393,360

	28,603,519	25,402,842

Receivables
Participants’ contributions	—	49,870
Other	—	5,256

Total receivables	—	55,126

Total assets	28,603,519	25,457,968

Liabilities
Other	860	1,100

Net assets available for benefits	$28,602,659	$25,456,868

See accompanying notes to the financial statements.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2005
Additions
Investment income:
Net appreciation in fair value of investments	$3,043,261
Interest & dividends	738,626

3,781,887
Contributions:
Employer	509,414
Participants’	1,933,290
Rollovers from other qualified retirement plans	68,932

Total additions	6,293,523

Deductions
Benefits paid to participants	3,142,865
Administrative expenses	4,867

Total deductions	3,147,732

Net increase	3,145,791
Net assets available for benefits, beginning of year	25,456,868

Net assets available for benefits, end of year	$28,602,659

See accompanying notes to the financial statements.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

1. Plan Description	The following description of the Flow International Corporation Voluntary Pension and Salary Deferral Plan (“the Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a contributory defined contribution plan for the benefit of eligible employees of Flow International Corporation and its subsidiaries and Flow Autoclave Systems, Inc., (collectively “the Company”). The plan was established October 1, 1986. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In 1999, Flow International Corporation formed a joint venture with Autoclave Systems, Inc., an independent third party. Employees in the newly created Flow Autoclave Systems, Inc. were admitted to the Plan at that time, changing the Plan status from single-employer to multiple-employer. A multiple-employer plan is one that involves more than one employer, and includes plans whose contributions from individual employers are available to pay benefits to all participants. The Plan was considered to be a multiple-employer plan because Autoclave, whose employees participate in the Plan, is less than 80% owned by Flow International Corporation.

In October 2005, Flow International Corporation sold its 51% ownership in Flow Autoclave Systems, Inc. to an affiliate of Gore Technology Group, LLC, a Los Angeles-based private equity firm, changing the Plan status from multiple-employer to single employer. While Flow Autoclave Systems, Inc. employees can remain part of the Plan, they can no longer make contributions (or receive any matching or other contributions from the Company).

Trustee and Administrator of the Plan

The Plan is administered by an Advisory Committee appointed by the Board of Directors of the Company. Contributions to the Plan and net Plan earnings thereon are held by the Plan trustee under terms of a trust agreement with American Stock Transfer and Trust Company (“AST”). The funds must be used for the exclusive benefit of Plan participants and their beneficiaries.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

1. Plan Description (Continued)	Eligibility

Employees of the Company that are not members of a collective bargaining unit are eligible to participant in the Plan. Employees who are members of a collective bargaining unit are eligible to participate in the Plan only if the collective bargaining agreement provides for eligibility in the Plan.

Employees are eligible for participation in the Plan upon the first quarterly open enrollment period after commencement of employment and are eligible for the Company match, if any, one year following that date.

Contributions

Eligible employees may elect to contribute up to 40% of pretax annual compensation (up to 15% for highly compensated employees), as defined in the Plan, subject to certain limitations under the Internal Revenue Code (IRC). The Plan also allows catch up contributions for participants age 50 and over and for transfers into the Plan from other qualified retirement plans (“Rollovers”).

The Company may make matching contributions or other additional discretionary contributions to the Plan in amounts determined by the Advisory Committee. Effective September 30, 2002, the Company suspended its matching program. Effective May 9, 2005, the Company reinstated its matching program to provide for a matching contribution of 50% of the first 6% of employee compensation contributed by participants with less than 5 years of service as defined in the Plan document and 75% of the first 6% of employee compensation contributed by participants with more than 5 years of service as defined in the Plan document.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings, and (c) administrative expenses. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options

Upon enrollment in the Plan, participants may direct their investments among 13 mutual funds, one collective trust fund, and a fund comprised primarily of investment in the common stock of Flow International Corporation (“Flow Fund”). The collective trust fund is a fund that invests

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

1. Plan Description (Continued)	primarily in a benefit responsive insurance contract that provides for a guaranteed rate of return established each quarter. The crediting interest rate during 2005 averaged 4.33% and yielded 4.36%. There are no reserves against estimated fair value for credit risk of the contract issuer or otherwise.

Because investments in the Flow Fund are not diversified, this investment may present higher than average volatility. Therefore, the Plan states that a participant is limited to investing no more than 25% of the balance in his or her account in the Flow Fund.

Voting Rights

Each participant invested in the Company’s unitized common stock fund is entitled to exercise voting rights and tender decisions attributable to the shares allocated to his or her account. The Advisory Committee is responsible for tabulating and complying with the voting or tendering instructions it receives from participants. If the participant does not instruct the Advisory Committee with regard to a voting or tendering decision, the shares are voted or tendered as instructed by the fund.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Company contributions and earnings thereon generally vest with individual participants based upon years of service with the Company. Participants become 100% vested ratably over five years of service or if the participant reaches the normal retirement age of 65, dies, or becomes disabled while in the service of the Company.

Participant Loans

Participants may borrow, upon written application, any amount provided that the aggregate amount of all outstanding loans to the participant from the Plan and from any other qualified plan maintained by the employer, including accrued interest thereon, shall not exceed the lesser of $50,000 or 50% of the participants vested account balance. A participant’s vested account balance does not include the value of assets that are directly invested in the Flow Fund. Loan terms shall not exceed five years, except for the purchase of a primary residence, in which case the maximum is ten years.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

1. Plan Description (Continued)	The loans are collateralized by the vested balance in the participant’s account. The rate charged on participant loans is the prime rate (8.00% and 5.25% at December 31, 2005 and 2004, respectively) plus 1%, as of the first day of the quarter in which the loan is approved. Interest rates on outstanding participant loans range from 5.00% to 9.50% at December 31, 2005. Principal and interest is paid ratably not less than monthly.

Payment of Benefits

Vested benefits are immediately payable upon the retirement, death or disability of a Plan participant.
Vested benefits are also payable upon the request of a Plan participant at termination of employment with the Company or after having attained the age of 59 1/2 while in the service of the Company. The
Plan allows hardship withdrawals to eligible participants. The Advisory Committee has the right to distribute participant accounts upon termination of service for participants with balances not exceeding $1,000 effective March 28, 2005. Prior to this date, the threshold for involuntary distributions was $5,000. On termination of service due to death, disability, retirement or other reasons, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

Forfeitures

Unvested forfeited investment balances are used to reduce future employer contributions. For 2005 forfeitures totaling $2,068 were allocated to participants based on contributions eligible for employer matching. Forfeitures pending utilization at December 31, 2005 and 2004 amounted to $2,102 and none, respectively.

Administrative Expenses

The Plan provides that administrative expenses may be paid by either the Plan or the Company. With the exception of certain costs incurred in connection with the Flow Fund, administrative expenses were paid by the investment manager, out of commissions, or by the Company.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

2. Summary of Significant Accounting Policies	Basis of Preparation The accompanying financial statements have been prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Advisory Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan allows participants to direct contributions into choices that include mutual funds, a collective trust fund that has an underlying investment in a benefit-responsive insurance contract with
MetLife Insurance Company and the Flow Fund. The underlying investment securities within these investment vehicles are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain underlying investment securities and the level of uncertainty related to changes in the value of the funds, it is reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Refer to the Company’s Forms 10-K and 10-Q filings regarding risks associated with Flow International Corporation’s common stock.

Investment Valuation and Income Recognition

Investments are valued at their fair market value. Mutual funds are stated at fair value based on quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The collective trust fund is valued at estimated fair value as determined based on the contract value of the underlying benefit-responsive investment contract with MetLife Insurance Company, as reported by the fund’s trustee. Flow International Corporation common stock is valued at quoted market prices.
Participant loans are valued at their outstanding balances, which approximates fair value.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefits Paid to Participants

Benefits are recorded when paid.

Recently Issued Accounting Policies

On December 29, 2005, The Financial Accounting Standards Board (“FASB”) released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”). The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP and is effective for financial statements issued for periods ending after December 15, 2006. Management is currently evaluating the effect of the pronouncement on the Plan’s financial statements.

3. Investments	All Plan investments are held in trust at AST. The following table presents investments that represent 5% or more of the Plan’s net assets available for benefits.

December 31,	2005	2004
Mutual Funds:
Rainier Small/Midcap Equity Fund	$4,265,266	$3,250,273
American Funds The Growth Fund of America Class A	3,334,379	3,033,763
Oppenheimer Global Fund Class A	2,972,510	2,886,793
Vanguard 500 Index Fund Admiral Shares	2,523,649	2,642,225
American Funds Europacific Growth Fund Class A	2,034,051	1,409,947
PIMCO Total Return Fund Class A	1,745,789	1,806,257
American Century Ultra Advisor Fund Class Fund	1,592,208	1,982,090
Van Kampen Growth & Income Fund Class A		1,431,807
Flow International Corporation Unitized Common Stock Fund	1,837,985
Collective Trust Fund:
Met Life Stable Value Fund	3,050,543	3,104,666

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

Year Ended December 31,	2005
Investments at fair value as determined by quoted market price:
Mutual Funds	$1,626,180
Flow International Corporation Unitized Common Stock Fund	1,278,546
Collective Trust Fund	138,535

$3,043,261

4. Plan Termination	Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

5. Federal Income Taxes	The Plan obtained its latest determination letter dated May 20, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

6. Non-Exempt Transactions	During the year ended December 31, 2004, the Plan made a loan totaling $27,000 to a participant with the terms exceeding allowable limits as set forth by the Plan. The Plan amended the loan agreement so as to conform the loan to the provisions for participant loans as set forth by the Plan document.

7. Related-Party Transactions	The Plan invests in shares of Flow International Corporation common stock. Flow International Corporation is the Plan sponsor; therefore, these transactions qualify as party-in-interest transactions. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC. As of December 31, 2005 and 2004, the Plan held 233,043 and 283,165 shares of common stock in the Company (employer securities) with a fair value of $1,837,985 and $823,723, respectively. During the year ended December 31, 2005, the Plan purchased shares of common stock of the Company at a cost of $338,392 and sold shares of common stock of the Company for proceeds of $601,523.

Supplemental Schedules

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

EIN: 91-1104842

Plan Number: 002

Year ended December 31, 2005

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Totally Fully Corrected under VFCP and PTE 2002-51
$1,214,595	—	—	—	$1,214,595

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN: 91-1104842

Plan Number: 002

December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Mutual Funds:
	Rainier Small/Mid Cap Equity Fund	128,666 shares	**	$4,265,266
	American Funds The Growth Fund of America Class A	108,049 shares	**	3,334,379
	Oppenheimer Global Fund Class A	44,565 shares	**	2,972,510
	Vanguard 500 Index Fund Admiral Shares	21,960 shares	**	2,523,649
	American Funds Europacific Growth Fund Class A	49,490 shares	**	2,034,051
	PIMCO Total Return Fund Class A	166,265 shares	**	1,745,789
	American Century Ultra Advisor Fund Class Fund	53,645 shares	**	1,592,208
	Van Kampen Growth & Income Fund Class A	68,249 shares	**	1,401,832
	Davis New York Venture Fund Class A	33,788 shares	**	1,138,643
	Allianz NFJ Small Cap Value Fund Class A	33,590 shares	**	970,749
	Van Kampen Strategic Growth Fund Class A	12,329 shares	**	513,391
	Vanguard Extended Market Index Fund Admiral Shares	13,137 shares	**	450,336
	American Funds Washington Mutual Investors Fund Class A	10,494 shares	**	323,637

				$23,266,440

**	Cost information is not required for participant-directed investments.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN: 91-1104842

Plan Number: 002

December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Collective Trust Fund:
	MetLife Stable Value Fund	228,314 units	**	$3,050,543

	Flow International Corporation Unitized Common Stock Fund:
*	Flow International Corporation Common Stock	233,043 shares	**	1,837,985

*	Participant loans	Maturing at various dates through October 2012 Interest rates ranging from 5.0% to 9.5%	0	448,551

	Total investments			$28,603,519

**	Cost information is not required for participant-directed investments.

Exhibit Index

Number	Title
23.1	Consent of Peterson Sullivan, PLLC, Independent Registered Public Accounting Firm
23.2	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Plan Advisory Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLOW INTERNATIONAL CORPORATION VOLUNTARY PENSION AND SALARY DEFERRAL PLAN

Date:	December 1, 2006	/s/ JOHN S. LENESS
John S. Leness General Counsel/Secretary